

Mail Stop 3720

January 25, 2007

Mr. Rick P. Frier
Catalina Marketing Corporation
200 Carillon Parkway
St. Petersburg, FL 33716-2325

> **Re:** **Catalina Marketing Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **Filed May 26, 2006**
>
> **Forms 10-Q for Fiscal Quarter Ended September 30, 2006**
> **File No. 1-11008**

Dear Mr. Frier:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Estimates, page 26

1.   It appears that the estimates and assumptions used to complete impairment testing of goodwill and long-lived assets as well as those used in accounting for taxes are material to your company. In future filings, revise to include sensitivity analysis and other quantitative information that would be useful to an investor. For each of your critical accounting estimates, you should address the questions that arise once the critical accounting estimate or assumption has been identified by analyzing and disclosing, to the extent material, such factors as how you arrived at the estimates used, how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether they are reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as section V of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operations," which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm. In your response, please include your draft revised disclosures.

2.   The disclosures in Note 9 to the financial statements on page 49 indicate that you cannot currently predict the impact or resolution of your legal matters. It appears that the assumptions associated with this determination may be material to your company. Accordingly, in future filings include a discussion of the critical accounting estimates associated with these obligations, specifically, addressing the estimates and assumptions used in concluding that you cannot reasonably estimate the legal contingencies, providing sensitivity analysis and other quantitative information necessary to provide the reader an understanding of the potential impact if you were to record an obligation. In your response, please include your draft revised disclosures.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Note 12. Subsequent Events, page 15

3.   We refer to the memorandum of understanding to settle the pending shareholder class action lawsuit. We note that you recorded an insurance receivable of $8.5 million, which offsets the settlement liability. Please tell us your basis for determining that the receivable meets the criteria of a probable gain contingency in accordance with
SFAS No. 5.

4.   We refer to all of the legal contingencies you disclosed in your Form 10-K for the fiscal year ended March 31, 2006. Revise your interim disclosures in future filings to include disclosure about all material contingencies, even if no changes have occurred since fiscal year-end.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Branch Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director